Simpson Thacher & Bartlett LLP

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TELEPHONE: +1-202-636-5500

July 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Ruairi Regan, James Lopez

Re:	Supernova Partners Acquisition Company, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 24, 2021
File No. 333-255079

Dear Messrs. Regan and Lopez:

We hereby file on Edgar as correspondence the following documents: (i) a draft response letter addressing the Staff’s comments in its letter of July 20, 2021, and (ii) draft revisions to the Form S-4 Registration Statement.

We would greatly appreciate if you could confirm that, should Supernova file the foregoing draft Registration Statement on Edgar as an actual registration statement (rather than correspondence), the Staff would have no further comments on the filing.

Should you have any questions, please feel free to contact the undersigned at (202) 440-2526 or jonathan.corsico@stblaw.com.

Sincerely,

/s/ Jonathan Corsico
Jonathan Corsico Simpson Thacher & Bartlett LLP

July [    ], 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Ruairi Regan; James Lopez

Re:	Supernova Partners Acquisition Company, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 24, 2021
File No. 333-255079

Dear Messrs. Regan and Lopez:

On behalf of our client, Supernova Partners Acquisition Company, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated July 20, 2021, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) in relation to the proposed business combination between the Company and OfferPad, Inc., a Delaware corporation (“Offerpad”). In connection with such responses, we are also submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 3.

Certain Relationships and Related Person Transaction , page 278

1.	Please revise to disclose the basis on which the person is a related person. See Item 404(a)(1) of Regulation S-K.

The Company has revised page 278 of the Registration Statement in response to the Staff’s comments.

General

2.

We note your response and proposed changes in response to prior comment 3 regarding your long term projected contribution margins. Please advise us what years’ (e.g., 2023, 2024, etc.) margins are presented as 5.5% on the left and 6% to 8% on the right of the dotted line on page 14 of the investor presentation. Please also clarify for us how “illustrative” margins for future periods are distinct from “forecasted” margins for future periods. Please advise us of the company’s reasonable basis for the projections, including material assumptions used to arrive at the forecasted or illustrated margins. Refer to Item 10(b)(2) of Regulation S-K for guidance.

The Company respectfully advises the Staff that the 5.5% figure for contribution margin after interest included in the investor presentation filed June 8, 2021 (the “Investor Presentation”) represents Offerpad’s historical contribution margin after interest for the twelve month period ended March 31, 2021. Offerpad has also informed the Company that the illustrative 6% to 8% figures in the Investor Presentation are not tied to a specific future time period, but rather a reflection of Offerpad’s belief of what its contribution margins after interest can reach if and when revenue from its “Flex” offering and other ancillary products and services, which carry higher margins, combine to reach between approximately 6% to 10% of Offerpad’s total revenue. As noted in the Registration Statement1, Offerpad’s “Flex” offering and ancillary services generate higher margins than its “Express” offering and Offerpad’s growth strategy includes a shift in revenue mix more heavily weighted towards existing ancillary services and driving greater roll-out of its “Flex” offering across its platform (also as noted in the Registration Statement, the “Flex” offering and ancillary services accounted for less than 1% of Offerpad’s total revenue in both 2020 and the first quarter of 2021).

The Company proposes to revise page 233 of the Registration Statement to include this additional quantitative detail regarding the revenue contribution from its “Flex” offering and other ancillary products and services expected to be needed to achieve contribution margins after interest between 6% and 8%.

Additionally, the Company respectfully advises the Staff that the “forecasted” margins and other figures included in the section of the Registration Statement titled “Certain Forecasted Financial Information for Offerpad” reflect summarized prospective financial information for 2021 through 2023 from an internal forecast prepared and provided to the Company’s management in connection with its evaluation of the business combination with Offerpad. In contrast, the “illustrative” contribution margin after interest is not tied to a particular time period or as part of a particular forecast of Offerpad, but rather an illustrative target based primarily on the initiatives described on page 233 of the Registration Statement in the section titled “Unit Economics” and on pages 194-195 in the section titled “Our Growth Strategies”, including the increased revenue contribution from Offerpad’s “Flex” offering and ancillary products and services which have higher margins as described above.

[1]

For example, page 191 of the Registration Statement states that “Our ‘Flex’ offering generates higher margins than our ‘Express’ offering but accounted for less than 1% of our total revenue in both 2020 and the first quarter of 2021, although we intend to drive greater roll-out of the “Flex” offering across our platform”, and page 232 of the Registration Statement states that “Generally, the revenue and margin profiles of our ancillary products and services are different from our ‘Express’ offering that accounted for more than 99% of our revenue in the year ended December 31, 2020 and the three months ended March 31, 2021, with most ancillary products and services having a smaller average revenue per transaction than our ‘Express’ offering, but a higher margin.”

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (202) 636-5500.

Sincerely,

Jonathan Corsico Simpson Thacher & Bartlett LLP

cc:	Robert D. Reid

Chief Executive Officer

Supernova Partners Acquisition Company, Inc.